February 17, 2009

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

Response Letter Dated February 28, 2008

Response Letter Dated April 15, 2008

Response Letter Dated May 5, 2008

Form 20-F for Fiscal Year Ended January 31, 2008

Filed May 21, 2008

Response Letter Dated June 19, 2008

Response Letter Dated August 13, 2008

Response Letter Dated February 4, 2009

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated February 4, 2009.

Form 20-F for the Fiscal Year Ended January 31, 2008 As Furnished With Your Response Letter Dated October 31, 2008

Staff Comment No. 1

Item 8- Financial Information

Changes in Previously-Issued Financial Statements and Report of Independent Registered Chartered Accountants

To the extent you have restated previously reported amounts in accordance with paragraph 2.h of FAS154, particularly in regard to your application of EITF04-2, please clearly label the amounts as “restated”, including amounts in your footnote reconciliation between Canadian GAAP and US GAAP. Please also include disclosure that enables the reader to determine the

Suite 1350, Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.ca | www.rimfire.ca

Jill Davis

Securities and Exchange Commission

February 17, 2009

amounts by which the financial statements have been restated. Refer to paragraph 26 of FAS154. In your response to this comment, please provide us with a sample of your expanded disclosure.

The Corporation’s Response to Staff Comment No. 1

The Corporation has noted the Staff’s comments. The following is the Note 10 to the Financial Statements for the fiscal year ended January 31, 2008. The text in red indicates the additional explanation added to the note.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). This note has been revised to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off. The Company had interpreted US GAAP to consider the lack of identifiable reserves sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore revised this note to identify the accounting for these costs as a difference between Canadian and US GAAP.

The significant differences between US GAAP and Canadian GAAP are as follows:

Jill Davis

Securities and Exchange Commission

February 17, 2009

(a)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(b)

Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

The amounts shown for mineral property acquisition costs are the only changes from the previously issued financial statements.

(c) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

Jill Davis

Securities and Exchange Commission

February 17, 2009

(d)

Comprehensive income

SFAS 115 requires that available-for-sale investments should be measured at fair value in the statement of financial position with unrealized gains/losses reported in other comprehensive income until realized. Adoption of CICA recommendations for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, which became effective for the fiscal year ended January 31, 2007, has eliminated this difference. The reconciliation below shows the effect of this difference in prior years.

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2008
	Canadian GAAP	Adj. (a,b) (revised)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 493,887	$ 493,887
Share capital	17,704,253	322,500	18,026,753
Deficit	(13,334,927)	171,387	(13,163,540)

	2007
	Canadian GAAP	Adj. (b) (revised)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 434,736	$ 434,736
Share capital	12,120,742	-	12,120,742
Deficit	(10,092,940)	434,736	(9,658,204)

Jill Davis

Securities and Exchange Commission

February 17, 2009

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(e)

Reconciliation (continued)

Consolidated Statements of Operations

	2008	2007	2006
	(revised)	(revised)	(revised)
Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Net mineral property interest acquisition costs (b)	59,151	236,169	157,542
Future income tax recovery (a)	(472,500)	-	(182,500)
Deferred tax benefit (a)	150,000	-	40,000

Net loss under U.S. GAAP	$(3,505,336)	$(2,536,328)	$(1, 808,564)

Basic and diluted loss per share under U.S. GAAP	$(0.14)	$(0.12)	($0.10)

Consolidated Statements of Comprehensive Loss

	2008	2007	2006
	(revised)	(revised)	(revised)
Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(263,349)	236,169	15,042
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,696,836)	$(2,059,528)	$(1,714,466)

Jill Davis

Securities and Exchange Commission

February 17, 2009

Consolidated Statements of Cash Flows (c)

	2008	2007	2006

Net loss under Canadian GAAP	$ (3,241,987)	$ (2,772,497)	$ (1,823,606)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Reclamation obligations	(11,371)	33,418	-
Share-based compensation	1,034,486	1,040,212	206,689
Non-cash option proceeds	(86,500)	(23,500)	(13,500)
Gain (loss) on sale of marketable securities	(344,041)	(182,882)	49,264
Interest income	(270,858)	(135,804)	(68,672)
Future income tax recovery	(472,500)	-	(182,500)
Increase in accounts receivable	62,003	(239,398)	134,087
Increase in prepaid expenses	(6,840)	(19,532)	(9,307)
Increase in project reclamation deposits	(73,380)	(37,330)	15,700
Increase in accounts payable / accrued expenses	(137,342)	218,856	(30,796)
Increase in exploration funding deposits	(506,821)	506,821	(97,806)
Total adjustments	(717,690)	1,222,300	45,335

Net cash used for operating activities	(3,959,677)	(1,550,197)	(1,778,271)

Staff Comment No. 2

Statement of Cash Flows

In response to our prior comment number three, please call us at your earliest convenience to further discuss this matter.

The Corporation’s Response to Staff Comment No. 2

The Corporation has provided the following continuity schedule which details all transactions and balance sheet adjustments relating to available for sale marketable securities from January 31, 2006 until January 31, 2008.

Jill Davis

Securities and Exchange Commission

February 17, 2009

Date	Note		Fair Value of Marketable Securities	Cost of Marketable Securities	Other Comprehensive Income	Cash Flow	Operations Reported Gain
31-Jan-06		Balance	$182,468	$88,370	$94,098	$ -	$ -
30-Apr-06	3	Changes in fair value of investments (unre	78,012	-	78,012		
		Balance	260,480	88,370	172,110	0	0
10-May-06	2	Sel 91,000 Hyder@0.16-0.17	-6,370.00	-6,370.00	-	14,299.83	7,929.83
11-May-06	2	Sel 59,000 Hyder @ 0.17	-4,130.00	-4,130.00	-	9,700.61	5,570.61
15-Jun-06	2	Sel 500 shares Plutonic Power @ 1.50	-435.00	-110.00	(325.00)	675.00	565.00
19-Jun-06	2	Sel 7,900 shares Plutonic Power @ 1.50	-6,873.00	-1,738.00	(5,135.00)	11,466.55	9,728.55
21-Jun-06	2	Sel 3,000 shares Plutonic Power @ 1.55	-2,610.00	-660.00	(1,950.00)	4,481.55	3,821.55
22-Jun-06	2	Sel 13,600 shares Plutonic Power@ 1.50	-11,832.00	-2,992.00	(8,840.00)	19,763.94	16,771.94
19-Jul-06	2	Sel 10,000 Plutonic @ 1.73	-8,700.00	-2,200.00	(6,500.00)	16,754.69	14,554.69
21-Jul-06	2	Sel 10,000 Plutonic at $1.71	-8,700.00	-2,200.00	(6,500.00)	16,914.00	14,714.00
25-Jul-06	2	Sel 16,000 shares Keltic @0.50	-5,840.00	-960.00	(4,880.00)	7,730.90	6,770.90
26-Jul-06	2	Sel 500 shares Western Keltic @0.50	-182.50	-30.00	(152.50)	235.00	205.00
27-Jul-06	2	Sel 3500 Western Keltic @ 0.50	-1,277.50	-210.00	(1,067.50)	1,675.00	1,465.00
31-Jul-06	3	Changes in fair value of investments (unrealized gains/losses)	74,695	-	74,695		
		Balance	278,225	66,770	211,455	103,696	82,097
31-Oct-06	3	Changes in fair value of investments (unrealized gains/losses)	-29,875		-29,875		
		Balance	248,350	66,770	181,580	103,696	82,097
18-Dec-06	1	100,000 shares Arcus @ 0.10	10,000.00	10,000.00			
21-Dec-06	1	75,000 shares Serengeti @ 0.18/share	13,500.00	13,500.00			
16-Jan-07	2	Sel 100,000 shares Serengeti @ $1.20	-16,000.00	-18,000.00	2,000.00	118,785.00	100,785
31-Jan-07	3	Changes in fair value of investments (unrealized gains/losses)	387,318.00		387,318.00		
31-Jan-07		Balance	643,168	72,270	570,898	222,481	182,882
9-Mar-07	2	Sel 2500 Serengeti Resources @2.05	-3,500.00	-450.00	(3,050.00)	4,941.29	4,491.29
12-Mar-07	2	Sel 8100 Serengeti @ $1.95	-11,340.00	-1,458.00	(9,882.00)	15,294.39	13,836.39
13-Mar-07	2	Sel 14,400 Serengeti @ $1.88	-20,160.00	-2,592.00	(17,568.00)	26,259.80	23,667.80
30-Mar-07	2	Sel 2,000 share Plutonic @ 4.90	-7,320.00	-440.00	(6,880.00)	9,477.44	9,037.44
11-Apr-07	2	Sel 8,000 Plutonic @ $4.90	-29,280.00	-1,760.00	(27,520.00)	38,067.62	36,307.62
26-Apr-07	2	Sel 10,000 Plutonic @ $6.00	-36,600.00	-2,200.00	(34,400.00)	58,689.75	56,489.75
30-Apr-07	3	Changes in fair value of investments (unrealized gains/losses)	243,087.00		243,087.00		
		Balance	778,055	63,370	714,685	152,730	143,830
5-Jun-07	1	Share Certificate for Jake Agreement	26,500.00	26,500.00			
31-Jul-07	3	Changes in fair value of investments (unrealized gains/losses)	131,695.00		131,695.00		
		Balance	936,250	89,870	846,380	152,730	143,830
30-Aug-07	2	Sel 3,000 shares Plutonic @ 7.05	-25,800.00	-660.00	(25,140.00)	20,822.67	20,162.67
31-Aug-07	2	Sel 13,100 shares of Plutonic at 7.00	-112,660.00	-2,882.00	(109,778.00)	90,363.67	87,481.67
13-Sep-07	2	Sel 13,900 Plutonic @ $7.00	-119,540.00	-3,058.00	(116,482.00)	95,624.63	92,566.63
21-Sep-07	1	It's Your Nickel common shares @0.25	50,000.00	50,000.00			0.00
31-Oct-07	3	Changes in fair value of investments (unrealized gains/losses)	18,905.00		18,905.00		
		Balance	747,155	133,270	613,885	359,541	344,041
20-Dec-07	1	100,000 Arcus Development Shares @ $(	10,000.00	10,000.00			
31-Jan-07	3	Changes in fair value of investments (unrealized gains/losses)	-234,487.00		(234,487.00)		
31-Jan-07		Balance	522,668	143,270	379,398	359,541	344,041

1 Received as mineral property option proceeds

2 Sale of securities

3 Changes in fair value of investments (unrealized gains/losses)

Jill Davis

Securities and Exchange Commission

February 17, 2009

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO